

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
CF/AD5
100 F STREET, NE
WASHINGTON, D.C. 20549-3561

DIVISION OF
CORPORATION FINANCE

April 23, 2009

<u>Via Mail and Fax</u>

M. David Kornblatt
Senior Vice President Finance, Chief Financial Officer and Treasurer
Triumph Group, Inc.
1550 Liberty Ridge Drive
Suite 100
Wayne, PA 19087

>   **RE: Triumph Group, Inc.**
>   **Form 10-K for the Year Ended March 31, 2008**
>   **Form 8-K Furnished October 29, 2008**
>   **File Number: 001-12235**

Dear Mr. Kornblatt:

    We have reviewed your correspondence dated April 3, 2009, and have the following comments. Unless otherwise indicated, we believe you should revise future filings in response to our comments. If you disagree, we will consider your explanation as to why a revision is not necessary. Please be as detailed as necessary in your explanation. We also ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments. Please file your response to our comments via EDGAR, under the label "corresp," within 10 business days from the date of this letter.

<u>Form 10-K For the Year Ended March 31, 2008</u>

<u>Management's Discussion and Analysis, page 28</u>
<u>Critical Accounting Policies, page 38</u>
<u>Revenue Recognition, page 39</u>

1. We note your response to our prior comment number 5. In the first paragraph of your response, you state that you measure revenue for overhauls performed under power by the hour (PBH) contracts based on the ratio of cost plus your "expected margin" on the specific PBH transaction (i.e., overhaul) to the total cost and expected margin on the total arrangement. Given that the purpose of this computation is to determine the amount of revenue to recognize for a specific overhaul performed under the contract, please tell us why it is appropriate for the numerator of this ratio to presuppose the expected margin on that specific overhaul.

In addition, while the first paragraph of your response indicates that you measure revenue based on a revenue to revenue basis (cost plus expected margin), the <u>text</u> of the fifth paragraph of your response states that you compare the cost incurred (on the specific overhaul event) to the total expected cost under the arrangement (e.g., dividing $180,000 by $6,030,000 and multiplying the product, 2.99 percent, by $9,000,000 to arrive at revenue of $268,660). This indicates that you measure revenue not on a revenue to revenue basis, but on an individual event cost to total expected cost basis. Please explain to us this apparent discrepancy. Also, it appears that determining revenue based on the ratio of an individual event cost to total expected cost basis may not result in recognition of appropriate amounts of total contract revenue when individual event costs vary from those originally estimated. In this regard, it would appear that a cost to cost method of determining revenue would be appropriate only when it compares cumulative costs to date (rather than individual event costs) with total expected costs under the arrangement.

Further, the <u>illustrative numerical example</u> in the fifth paragraph differs from both the first paragraph and the <u>text</u> in the fifth paragraph in that it indicates that you measure revenue based on an application of your original gross profit margin estimate to actual costs incurred (e.g., dividing $180,000 by (1 minus the original gross profit margin estimate of 33.33 percent) to arrive at revenue of $270,000). Please reconcile for us the apparent differences in these statements and clarify which method you use.

We believe that both of the methods contained in the fifth paragraph of your response may be problematic in that they would result in recognition of a greater amount of revenue on a specific PBH overhaul solely because of a cost overrun on that overhaul. Therefore, please tell us your basis in the accounting literature for such a revenue recognition method and explain to us why you believe it to be most appropriate. Also, we note that you reflect changes in assumptions that result in changes in the expected margin on a prospective basis over the remaining term of the contract. Please explain to us why it is appropriate to account for expected margin changes on a prospective basis rather than on a current cumulative basis. Finally, it appears that a proportional performance model, in which revenue recognition is based on the pattern of service rather than the pattern of costs, combined with accrual of expected contract losses may be the most appropriate method of accounting for your PBH contracts. Please advise as appropriate.

<u>Notes to Consolidated Financial Statements, page 49</u>
<u>Note 15. Goodwill and Other Intangible Assets, page 74</u>

2. Refer to your response to our prior comment number 7. As basis for the guidance set forth in paragraph 39 of FAS 142, paragraph B165 of FAS 142 indicates that the FASB Board agreed that FAS 142 should prescribe use of a specific allocation method such that the amount of goodwill allocated to a business to be disposed of would be determined consistently from entity to entity. In so doing, the Board concluded that when a portion of a reporting unit being disposed of constitutes a

business, the amount of goodwill assigned to that business should be based on the relative fair values of the business to be disposed of and the remaining portion of the reporting unit. Moreover, you have disclosed that (i) your operating segments (that is, Aerospace Systems and Aftermarket Services) are also your reporting units, (ii) each of the operating segments is comprised of a number of operating units that are considered to be components under FAS 142 for which discrete financial information exists, (iii) the operating units are aggregated for purposes of goodwill impairment testing, (iv) the company's acquisition strategy is to acquire companies that complement and enhance the capabilities of the operating segments, and (v) the goodwill that results from each acquisition is assigned to the reporting unit to which the acquisition is allocated because it is that reporting unit which is intended to benefit from the synergies of the acquisition. If your reporting units benefit from the synergies of goodwill therein, and the operating units therein are aggregated for purposes of goodwill impairment testing, it appears to us that a portion of goodwill should be allocated to a component of a reporting unit that is disposed pursuant to paragraph 39 of FAS 142. Please advise. In doing so, please tell us the amount of goodwill that would be attributed to the businesses sold or held for sale in fiscal 2008 in accordance with paragraph 39 of FAS 142 and how the amount of goodwill attributed was determined.

Form 8-K Furnished October 29, 2008

Exhibit 99.1

3. Refer to your response to our prior comment number 8. Please expand your intended revised disclosure to include why each adjustment made in arriving at "EBITDA" is meaningful to investors in your specific circumstances. In particular, your disclosure should discuss why it is useful to disregard a material component of your operating expenses represented by depreciation and amortization that is associated with assets that appear to be significant in the generation of your revenue. Provide us with a copy of your intended expanded revised disclosure.

4. In connection with the above comment, it is not clear to us why depreciation and amortization would not be considered items "directly resulting from core operations" as indicated in the first sentence of the second paragraph of the intended revised disclosure included in your response. Please advise.

You may contact Doug Jones at 202-551-3309 or me at 202-551-3380 with any questions.

Sincerely,

Lyn Shenk
Branch Chief